

January 3, 2012

<u>Via e-mail</u>
James Carroll
President, Chief Executive Officer
Biomass Secure Power Inc.
40218 Wellsline Road
Abbotsford, BC Canada V3G 2K7

> **RE: Biomass Secure Power Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2010**
> **Filed December 15, 2010**
> **File No.: 333-70836**

Dear Mr. Carroll:

We issued comments to you on the above captioned filings on September 9, 2011. As of the date of this letter, the comments remain outstanding and unresolved. We expect you to contact us by January 13, 2012 to provide a response to the comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by January 13, 2012, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Sonia Bednarowski at (202) 551-3666 or Patrick Kuhn at (202) 551-3308 with any questions. You may also contact me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief